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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                  SCHEDULE TO
                                (RULE 14D-100)
           Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 4)

                               _________________

                                PROXICOM, INC.
                      (Name of Subject Company (Issuer))

                           PUTTER ACQUISITION CORP.
                          DIMENSION DATA HOLDINGS PLC
                     (Names of Filing Persons (Offerors))

                               _________________

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               _________________

                                   744282104
                     (CUSIP Number of Class of Securities)

                               _________________

                                Patrick Quarmby
                          Corporate Finance Director
                          Dimension Data Holdings plc
                              Dimension Data Oval
                              1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                 South Africa
                         Telephone: 011-27-11-709-1000
                (Name, Address and Telephone Numbers of Person
              Authorized to Receive Notices and Communications on
                           Behalf of Filing Persons)

                               _________________

                                  Copies to:
                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000

                               _________________


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[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

       Check the appropriate boxes below to designate any transactions to which the statement relates:
       [ x ] third-party tender offer subject to Rule 14d-1.
       [   ] issuer tender offer subject to Rule 13e-4.
       [   ] going-private transaction subject to Rule 13e-3.
       [   ] amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                  SCHEDULE TO

     This Amendment No. 4 ("Amendment No. 4") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on May 17, 2001 as amended by Amendment No. 1 filed on May 18, 2001, Amendment No. 2 filed on June 4, 2001 and Amendment No. 3 filed on June 7, 2001 (as amended, the "Schedule TO"), by Dimension Data Holdings plc, a public limited company incorporated in England and Wales ("Dimension Data"), and Putter Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Dimension Data, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share of Proxicom, Inc., a Delaware corporation, at a price of $7.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment No. 4 without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

ITEM 4   Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     Clause (i) and clause (ii) of the first full paragraph in the section entitled "The Offer--14. Certain Conditions of the Offer" in the Offer to Purchase are hereby amended by striking the words "Acceptance Date" and substituting in place thereof the words "Expiration Date."

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                                  SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 8, 2001 that the information set forth in this statement is true, complete and correct.


                                                DIMENSION DATA HOLDINGS PLC

                                                By:/s/  P.K. Quarmby
                                                   -------------------
                                                   Name:  P. K. Quarmby
                                                   Title:  Director



                                                PUTTER ACQUISITION CORP.

                                                By:/s/  P.K. Quarmby
                                                   -------------------
                                                   Name:  P. K. Quarmby
                                                   Title:  Director